December 13, 2018
VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-31719
To the Division of Corporation Finance:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the comment letter dated November 8, 2018, from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filing of the Company.
We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.
Below we have listed your comments for ease of reference and our response to those comments.
Form 10-K for the Fiscal Year ended December 31, 2017
Notes to Consolidated Financial Statements
Note 10: Medical Claims and Benefits Payable, page 95
Comment:

1.
At the bottom of page 97 you disclose that the prior year unfavorable development recorded in 2017 is the result of “inaccurate adjudication of provider claims at our Florida, Illinois, New Mexico and Puerto Rico health plans that created substantial payment backlogs which we were unable to adequately measure when we estimated our liability at December 31, 2016.” Please address the following:

•
Tell us what you mean by inaccurate adjudication of provider claims and provide us the facts and circumstances surrounding these inaccuracies as well as their causes and when they occurred and were discovered.

•
Tell us how the inaccurate adjudications created substantial payment backlogs that you were unable to measure when you estimated your liability at December 31, 2016 and the relevance of these payment backlogs on your estimate of the December 31, 2016 liability.

Division of Corporation Finance
United States Securities and Exchange Commission
December 13, 2018

•	Tell us the estimated amount of 2017 unfavorable development attributable to the inaccurate adjudications and inability to accurately measure payment backlogs for each of the identified health plans.
Response:
Regarding the first bullet point of the Staff’s comment above:
By the phrase, “inaccurate adjudication of provider claims”, we meant in general, a constellation of factors related to claims payments, discussed below, that existed at the time we made our December 31, 2016 liability estimate. Accurate claims adjudication is predicated on the complete and accurate submission of information by providers, as well as the correct interpretation of provider reimbursement contract language for configuration in our claims system. Our use of “inaccurate adjudication” mainly refers to cases in 2016 where claims payment configuration in our systems was not accurate for certain states based on the specific terminology in certain provider contracts. These issues were mainly related to states where we had recently commenced operations with newly-configured claim payment rules, such as in Illinois and Puerto Rico, or had instituted significant changes in the payment rules as a result of provider contract changes, such as in Florida and New Mexico. This led to a significant number of claims being incorrectly paid or being denied in their entirety. In the second half of 2016, certain providers, primarily concentrated in the states listed above, began to dispute the Company’s denial or partial denial of claims payments and remitted additional claims information to further substantiate their claims. This led the Company to commence an extensive review of the configuration issues near the end of 2016, which resulted in a significant claims payment backlog. The goal of our review, which continued into 2017, was to resolve the issues and to reprocess the providers’ claims, if warranted. The claims configuration issues were remediated in 2017.
The Company made its best estimate of our incurred but not paid liability (IBNP) at December 31, 2016 based on all available information, including the known payment backlog, ongoing resolution of provider disputes and claim reprocessing. It was difficult, however, to definitively estimate the liability due to the inherent uncertainty associated with the claims configuration issues and related payment backlog.
Regarding the second bullet point of the Staff’s comment above:
The language “unable to adequately measure” in our disclosure was intended to convey the inherent uncertainty associated with the problems described above. It was difficult for us to estimate the IBNP liability due to the extent of the configuration issues, until the Company had obtained complete documentation from providers substantiating their previously submitted claims and the Company had reprocessed those claims. The Company’s IBNP liability estimate at December 31, 2016 is based primarily on actuarial studies that rely on, among other factors, historical claims payment patterns. Distortions in these patterns, such as in the case of the claims payment backlog discussed above, increase the inherent uncertainty in the liability estimate, which is the message we intended to convey with the language that is the subject of the Staff’s comment. As additional data related to 2016 claims was remitted by providers during 2017 and the claims at issue were reprocessed, the Company ultimately made claims payments during 2017, which exceeded the amount originally estimated and included in the December 31, 2016 IBNP liability, resulting in unfavorable development recognized in 2017.
Regarding the third bullet point of the Staff’s comment above:
The purpose of the disclosure you cited is to identify which of our state health plans experienced the greatest change in estimate for the period indicated, and to provide context of the facts that we believe contributed to that variance. The disclosures are made to identify specific circumstances that deviated from historical experience and that, in our opinion, led to results that were significantly different from those anticipated by our initial estimates of the December 31, 2016 IBNP liability.
The December 31, 2016 IBNP liability was based on multiple, interrelated factors, and the isolation of any one factor and identification of an associated dollar amount is not possible. It would be both inaccurate and misleading to attempt to assign specific dollar values to any of these factors. As discussed in “Critical Accounting Estimates,” as reported on pages 34 and 35 of our Form 10-K for the Fiscal Year Ended December 31, 2017, the estimation of our IBNP liability is the result of our assessment of numerous factors taken in total. For example, as of December 31, 2017, our estimates were based upon our assessment of a high volume of transactions (over five million per month) spread over 4.5 million patients seeing thousands of health care providers for varying services

Division of Corporation Finance
United States Securities and Exchange Commission
December 13, 2018

in different settings over periods of many months. We can rarely quantify the impact that any single factor has on a change in estimate. We only know when measures for any one or more of those factors are out of the ordinary.
Although we cannot identify the specific amount of prior year development attributable to the claims payment backlog and configuration issues, total prior year development incurred in 2017 with respect to the December 31, 2016 liability estimate for the health plans referenced in the disclosure were as follows: Florida:$16 million unfavorable, Illinois:$25 million unfavorable, New Mexico:$2 million favorable, and Puerto Rico:$12 million unfavorable. This represents total net unfavorable development for these health plans of $51 million as compared to consolidated unfavorable development of $36 million for all health plans (equal to 1.9% of our total medical claims and benefits payable at December 31, 2016).

*****
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (310) 221-3032, or Jeff Barlow at (888) 562-5442, ext. 112462.

Respectfully submitted,

/s/ Thomas L. Tran
Thomas L. Tran
Chief Financial Officer and Treasurer

cc:	Mark Brunhofer, Division of Corporation Finance-Securities and Exchange Commission
Sharon Blume, Division of Corporation Finance-Securities and Exchange Commission
Maurice S. Hebert, Chief Accounting Officer-Molina Healthcare Inc.
Jeff D. Barlow, Chief Legal Officer-Molina Healthcare Inc.